UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Nabi Biopharmaceuticals

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

629519109

(CUSIP Number of Class of Securities)

Raafat E.F. Fahim, Ph.D.

12270 Wilkins Avenue

Rockville, Maryland 20852

(301) 770-3099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Joseph E. Gilligan

Eun Ah Choi

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$23,000,000	$2,635.80

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $23,000,000 in aggregate of up to 14,556,962 shares of common stock, $0.10 par value, at the minimum tender offer price of $1.58 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Nabi Biopharmaceuticals, a Delaware corporation (“Nabi” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $23,000,000 in value of shares of its common stock, $0.10 par value per share (the “Common Stock”) (collectively the “Shares”) (or a lower amount if not enough Shares are properly tendered to allow us to purchase $23,000,000 in value of Shares) at a price not greater than $1.72 nor less than $1.58 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2012 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the section titled “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the issuer is Nabi Biopharmaceuticals, a Delaware corporation. The address of the Company’s principal executive offices is 12270 Wilkins Avenue, Rockville, MD 20852. The Company’s telephone number is (301) 770-3099. The information set forth in the Section 9 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the Shares of Nabi. As of July 1, 2012, there were 42,876,030 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 7 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Nabi Biopharmaceuticals is the filing person and subject company. The information set forth in Item 2(a) of this Schedule TO is incorporated herein by reference. The information set forth in Section 9 (“Certain Information Concerning the Company”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” in Section 1 (“Number of Shares; Purchase Price; Proration”) and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 12 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 8 (“Source and Amount of Funds”), Section 9 (“Certain Information Concerning the Company”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a) and (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 10 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) and (b) Not applicable.

ITEM 11. Additional Information.

(a)(1) The information set forth in Section 10 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 11 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 11 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 13 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information set forth in the Preliminary Proxy Statement, attached as Annex A to the Offer to Purchase and incorporated therein by reference, including the information contained under the caption “Unaudited Pro Forma Condensed Consolidated Financial Information,” is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 2, 2012.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Nabi Biopharmaceuticals on July 2, 2012.

(b)	Not applicable.

(d)(1)	Merger Implementation Agreement between Nabi Biopharmaceuticals and Biota Holdings Limited, dated April 22, 2012 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on April 23, 2012).

(d)(2)	Rights Agreement dated as of August 25, 2011 between Nabi Biopharmaceuticals and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on August 25, 2011).

(d)(3)	2004 Stock Plan for Non-Employee Directors (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement filed with the SEC on April 9, 2004).

(d)(4)	1998 Non-Qualified Employee Stock Option Plan (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(5)	2000 Equity Incentive Plan, as amended (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement filed with the SEC on April 9, 2004).

(d)(6)	2000 Equity Incentive Plan Award Letter (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 25, 2004).

(d)(7)	2000 Equity Incentive Plan Special Award Letter (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 25, 2004).

(d)(8)	2007 Omnibus Equity and Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement filed with the SEC on April 12, 2007).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NABI BIOPHARMACEUTICALS

By:	/s/ Raafat E.F. Fahim, Ph.D.
Name:	Raafat E.F. Fahim, Ph.D.
Title:	President and CEO

Date: July 2, 2012